Kevin M. Frank To Call Writer Directly: +1 312 862 3373 kevin.frank@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

June 23, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attention:	Joshua Shainess
Austin Pattan

Re:	Cvent Holding Corp.
Post-Effective Amendment to Registration Statement on Form S-1
Filed May 5, 2022
File No. 333-261787

Ladies and Gentlemen:

On May 5, 2022, Cvent Holding Corp. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment to its Registration Statement on Form S-1, Registration No. 333-261787 (the “Registration Statement”). We are writing on behalf of the Company to address the comment raised in the letter to the Company, dated May 12, 2022, from the staff (the “Staff”) of the Commission relating to the Registration Statement. The response below corresponds to the caption and number of the comment of the Staff (reproduced below in italics).

Post-Effective Amendment to Form S-1 filed May 5, 2022

General

1. Given the nature of your offering, including, among other things, the substantial portion of your shares being registered for resale that are held by a single entity relative to the number of shares outstanding, the short time period your outstanding shares have been held, and your relationship with this selling stockholder as disclosed in your prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

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Securities and Exchange Commission

June 23, 2022

Response

The Company acknowledges the Staff’s comment and has prepared the analysis set forth below detailing why it believes the registration of its common stock, par value $0.0001 per share (the “Common Stock”) in the Registration Statement represents a bona fide secondary offering eligible to rely on Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended.

I. Background.

On December 8, 2021, Papay Topco, Inc. (“Legacy Cvent”), previously a private operating company, merged with and into a wholly-owned subsidiary of Dragoneer Growth Opportunities Corp. II, a publicly-traded special purpose acquisition company (“Dragoneer”) whose common stock and warrants were registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. Dragoneer was renamed Cvent Holding Corp. upon the consummation of such merger. The combination of Legacy Cvent and Dragoneer (the “Business Combination”) was effected pursuant to that certain business combination agreement, dated as of July 23, 2021, by and among Legacy Cvent, Dragoneer and certain subsidiary entities (the “Business Combination Agreement”).

As the Staff notes, a substantial portion of the shares covered by the Registration Statement are registered for resale by affiliates of Vista Equity Partners L.P. (“Vista”). The 397,745,049 shares registered for resale on behalf of Vista affiliates were acquired upon the closing of the Business Combination in consideration for all of Vista’s existing interest in Legacy Cvent. Vista acquired the business operations of Cvent, Inc. on November 29, 2016 in a take-private transaction for approximately $1.65 billion. Cvent, Inc. was formerly a public company listed on the New York Stock Exchange. Legacy Cvent was formed by Vista for the purposes of facilitating the take-private. In connection with the closing of this transaction, Vista, through Legacy Cvent, paid cash to the existing holders of Cvent, Inc. equity. Also on November 29, 2016, Legacy Cvent entered into a registration rights agreement (the “Original Registration Rights Agreement”) with Vista and certain executives of the Company. The Original Registration Rights Agreement provided Vista with the right to cause Cvent to register for resale some or all of Vista’s Legacy Cvent securities following the completion of an initial public offering of Legacy Cvent or its reorganized successor.

In connection with the negotiation of the Business Combination Agreement, Legacy Cvent and Dragoneer agreed for the surviving public entity to enter into a new registration rights agreement (the “New Registration Rights Agreement”) with Vista and certain other parties

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June 23, 2022

providing for, among other things, the registration for resale of all of Vista’s equity securities received in respect of its original Legacy Cvent investment. The New Registration Rights Agreement was entered into on December 8, 2021 in connection with the consummation of the Business Combination. The New Registration Rights Agreement provides Vista with substantially similar rights to those it possessed under the Original Registration Rights Agreement, including the right to have all of its equity securities registered for resale under the Securities Act of 1933, as amended (the “Securities Act”). The New Registration Rights Agreement contained the additional right for Vista’s shares to be registered for resale on a “shelf” Form S-1 promptly following the closing of the Business Combination (consistent with the registration rights customarily granted to other investors in connection with “de-SPAC” transactions).

Cvent filed the Registration Statement as required by the New Registration Rights Agreement on December 21, 2021 and the Commission declared the Registration Statement, as amended, effective on January 3, 2022. Cvent filed the above-referenced post-effective amendment on May 5, 2022 in order to update the form of prospectus contained in the Registration Statement as required by Section 10(a)(3) of the Securities Act and the Company’s undertakings furnished to the Commission pursuant to Item 512 of Regulation S-K under the Securities Act.

II. Analysis.

In Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (the “C&DIs”), the Commission’s Division of Corporation Finance enumerated six factors for consideration when determining whether a purported secondary offering is really a primary offering. C&DI 612.09 also characterizes this inquiry as whether “the selling shareholders are actually underwriters selling on behalf of an issuer.” Set forth below are the six factors and the Company’s analysis regarding the registration of Vista’s shares and how it has evaluated each factor in light of whether Vista is acting as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

A. How long the selling shareholders have held the shares.

Vista acquired its current form of Cvent ownership in December 2021 in connection with the closing of the Business Combination. While Vista has only held Cvent common stock for approximately six months, it received these shares in exchange for all of its equity interest in Legacy Cvent and did not pay any additional consideration to Cvent or its affiliates at the time of the Business Combination. Accordingly, the Company believes it is more accurate to characterize Vista as having in substance acquired these securities at the time of the Cvent, Inc. take-private in November 2016. Under this characterization, Vista has held the securities for over

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five years. Because the Legacy Cvent equity was fully paid for in November 2016, Vista has borne (and continues to bear) the economic and market risk of holding the shares which are now registered for resale. Vista held the shares of Legacy Cvent as an investment in a private company for a substantial period of time, during which time no distribution of the shares was contemplated and no path to monetization through a public distribution of shares was possible.

B. The circumstances under which the selling shareholders received the shares.

Vista received its shares upon the closing of the Business Combination in exchange for its equity interest in Legacy Cvent. It acquired the Legacy Cvent shares in 2016 and has not paid any additional consideration for either its Legacy Cvent shares or Cvent’s Common Stock since that time. At the time Vista acquired the Legacy Cvent shares, it paid cash consideration to the existing equityholders of Cvent, Inc. rather than contributing capital to the company itself. Vista’s receipt of the shares in the Business Combination did not represent a new financing transaction for the Company involving Vista, but rather a continuation of Vista’s existing ownership interest in the Cvent enterprise. The Company believes it would be improper to characterize the receipt and subsequent resale registration of Cvent shares as a primary offering because the securities in substance represent an investment made by Vista several years prior to the registration and the securities were acquired with investment intent at such time rather than with a view to distribution.

C. The relationship of the selling shareholders to the issuer.

Vista has controlled Cvent since the Business Combination and previously controlled Legacy Cvent since the Cvent, Inc. take-private in November 2016. Vista was not affiliated with Cvent, Inc. at the time Legacy Cvent acquired Cvent, Inc. in 2016. The price paid for Cvent, Inc. was negotiated as an arms-length transaction between Vista and Cvent, Inc.’s board of directors and subsequently approved by Cvent, Inc.’s shareholders. Cvent, Inc. also received a fairness opinion in connection with the take-private transaction. Accordingly, the transaction in which Vista acquired the predecessor securities was negotiated in an arms-length manner which did not have any indicia of a primary offering. To the contrary, Cvent, Inc. was de-listed and its securities were de-registered under the Exchange Act as a direct result of the transaction. These actions evidence Vista’s bona fide intent to invest, rather than distribute, the acquired securities of Legacy Cvent.

The Business Combination was negotiated between the business principals at Cvent and Dragoneer and the valuation ascribed to Legacy Cvent shares relative to the capital contributed by Dragoneer was determined and approved by each of the party’s respective board of directors. Vista’s contractual right to require the registration of its equity interest in Cvent dates back to the November 2016 take-private and the Original Registration Rights Agreement. The New

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June 23, 2022

Registration Rights Agreement executed in connection with the Business Combination represents a continuation of Vista’s bargained-for rights rather than an implicit underwriting arrangement with Cvent.

D. The amount of shares involved.

The shares registered for resale by Vista represent approximately 82.7% of Cvent’s issued and outstanding shares as of March 25, 2022. At the time of the initial filing of the Registration Statement, the approximate market value of Cvent common equity held by non-affiliates was approximately $330 million. Although the value of the Common Stock registered for resale by Vista is considerably larger than the Company’s public float, the Company nevertheless believes that the circumstances here unambiguously indicate that Vista is not functioning as an underwriter. As the Staff notes in C&DI 612.09, the determination is a factual one, and the Staff has recognized various scenarios where a controlling stockholder may validly effect a secondary offering. For example, C&DI 612.12 discusses a controlling person that owns a 73% block of the issuer. The C&DI refers to a “secondary offering by a control person that is not deemed to be by or on behalf of the registrant,” suggesting that under appropriate facts and circumstances, the registration of a large number of shares is not dispositive evidence of a primary offering. The Company notes that the six factors and considerations enumerated in C&DI 612.09 are identical to the interpretive guidance for secondary offerings on Form S-3 as stated in Securities Act Forms C&DI 214.02. Securities Act Form C&DI 216.14 states that an affiliate who owns 50% of the issuer’s securities is eligible to make secondary offerings “unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” The Company acknowledges that it is not currently eligible to register transactions on Form S-3, but it believes that this criteria is equally applicable for distinguishing primary and secondary offerings on Form S-1 and generally applicable to all sales purported to be made pursuant to Rule 415(a)(1)(i).

E. Whether the selling shareholders are in the business of underwriting securities.

Vista is primarily in the business of making equity investments in technology companies such as Cvent. Vista is not in the business of underwriting securities and generally acquires securities for investment purposes. This was the case with Vista’s take-private acquisition of Cvent, Inc. in November 2016. The purpose of the transaction was to acquire control of Cvent, Inc. and develop and grow the business under private ownership. Cvent was an existing operating business and Vista’s acquisition was not effected for the primary purpose of raising capital for the company. Instead, Vista paid cash consideration to the existing holders of Cvent, Inc. equity. Vista’s bona fide investment intent is evidenced by the substantial amount of time that Vista has held the securities, and the fact that no new cash consideration was paid in connection with the Business Combination.

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F. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company does not believe that Vista is acting as, or intends to act as, a conduit for Cvent. The shares registered for resale by Vista represent Vista’s longstanding economic interest in Cvent and its business predecessors. Although some or all of these shares may ultimately come to rest in the hands of the investing public pursuant to transactions under the Registration Statement, the securities have first come to rest in the hands of Vista. The Company notes that the plan of distribution information set forth in the Registration Statement contemplates a variety of manners of distribution, some of which may involve the retention by Vista of one or more underwriters. The Company acknowledges that some of these plans of distributions may be of the sort intended to be addressed by the statutory and regulatory protections afforded to investors in connection with bona fide underwriting activities. The Company advises the staff that it will comply with its obligations to update the Registration Statement or supplement the form of prospectus contained therein, as applicable, to the extent necessary and consistent with the requirements of the Securities Act and the rules thereunder. However, based on the foregoing analysis of the factors set out in C&DI 612.09, the Company does not believe it is appropriate at this time to identify Vista as an underwriter or identify the sale of the Vista shares as a primary offering.

III. Conclusion.

Based on the foregoing analysis, the Company believes that the registration of Vista share’s for resale in the Registration Statement is properly styled as a secondary offering eligible for registration pursuant to Rule 415(a)(1)(i).

We hope the foregoing has been responsive to your comment. Should you have any further questions or which to discuss further, please to not hesitate to contact me at the number written above.

Sincerely,

/s/ Kevin M. Frank

Kevin M. Frank